As filed with the Securities and Exchange Commission on October 29, 2008

Securities Act File No. 333-120945 Investment Company Act File No. 811-21458

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
_____________________
SCHEDULE TO
ISSUER TENDER OFFER STATEMENT (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934) (Amendment No. 1 )
Man-Glenwood Lexington TEI, LLC (Name of Issuer)
Man-Glenwood Lexington TEI, LLC (Names of Person(s) Filing Statement)
Units of Interest, Par Value $0.01 (Title of Class of Securities)
56164R 10 4 (Class A Shares) 56164R 20 3 (Class I Shares) (CUSIP Number of Class of Securities)

Kirsten Ganschow, Esq.
Man-Glenwood Lexington, LLC
123 N. Wacker Drive, 28th Floor
Chicago, IL 60606
(312) 881-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________________________ Copies to: Michael S. Caccese, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington TEI, LLC (the “Fund”) relating to an offer to purchase (the “Offer”) up to $16,000,000 of units of interests (“Units”) of the Fund or portions thereof pursuant to tenders by members of the Fund (“Members”) at a price equal to the net asset value of Units as of September 30, 2008 and originally filed with the Securities and Exchange Commission on August 1, 2008, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on August 29, 2008 (the “Expiration Date”). Pursuant to the Offer, 74,308.503 Class A Units were tendered and accepted by the Fund, at a net asset value of $102.14 as determined as of September 30, 2008. No Class I Units were tendered for acceptance by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Man-Glenwood Lexington TEI, LLC
By: /s/ John B. Rowsell
John B. Rowsell
President

October 29, 2008